                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to


Commission file number:  000-30898

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     All*AmerUs Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AmerUs Group Co.
                                699 Walnut Street
                            Des Moines, IA 50309-3948

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

All*AmerUs Savings and Retirement Plan
Years Ended December 31, 2001 and 2000

                     All*AmerUs Savings and Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors .......................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits ......................  2
Statements of Changes in Net Assets Available for Benefits ...........  3
Notes to Financial Statements ........................................  4

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) ..... 11

                         Report of Independent Auditors

The Board of Trustees
All*AmerUs Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of All*AmerUs Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         /s/Ernst & Young LLP

Des Moines, Iowa
June 7, 2002

                     All*AmerUs Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                            DECEMBER 31
                                                        2001          2000
                                                     -------------------------
Assets
Investments                                          $90,735,411   $73,415,374
Employer contributions receivable                      2,172,921     1,945,346
                                                     -------------------------
Net assets available for benefits                    $92,908,332   $75,360,720
                                                     =========================

See accompanying notes.

                     All*AmerUs Savings and Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED DECEMBER 31
                                                                 2001             2000
                                                             -----------------------------
Additions:
  Investment income:
   Interest and dividends                                    $  1,455,714     $  6,183,560
   Net unrealized and realized losses on investments           (4,658,485)      (7,895,072)
                                                             -----------------------------
                                                               (3,202,771)      (1,711,512)
  Contributions:
   Employer                                                     4,417,328        4,910,474
   Employees                                                    3,982,601        2,818,125
                                                             -----------------------------
                                                                8,399,929        7,728,599

  Transfer of net assets from other plans                         129,882          225,495
  Transfer of net assets resulting from plan merger            19,587,533               --
                                                             -----------------------------
Total additions                                                24,914,573        6,242,582

Deductions - benefits paid to participants                     (7,366,961)      (7,352,068)
                                                             -----------------------------
Net additions (deductions)                                     17,547,612       (1,109,486)

Net assets available for benefits at beginning of year         75,360,720       76,470,206
                                                             -----------------------------
Net assets available for benefits at end of year             $ 92,908,332     $ 75,360,720
                                                             =============================


See accompanying notes.

                     All*AmerUs Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001

1. DESCRIPTION OF PLAN

The following description of the All*AmerUs Savings and Retirement Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all employees of AmerUs Group Co., formerly AmerUs Life Holdings, Inc. (the Company or AmerUs). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2001, the Indianapolis Life Insurance Company Salary Reduction Plan and the Bankers Life Insurance Company of New York Profit-Sharing and Salary- Deferral Plan (the Indianapolis Life plans) merged into the Plan.

ELIGIBILITY

Employees are eligible to participate the first of the month coinciding with, or next following, their hire date. Full-time employees and part-time employees who are scheduled to work fewer than 20 hours per week are eligible if the employee has earned 1,000 hours of service during (a) the one-year period which commences on his date of employment, or (b) any Plan year subsequent to the employee's date of employment. Any individual who was eligible to participate in one of the Indianapolis Life plans as of September 30, 2001 and who is an employee on October 1, 2001 are also eligible employees.

CONTRIBUTIONS

Participants may contribute up to 15% of annual base salary, overtime pay, short-term disability plan payments, and bonuses (W-2 compensation), but excluding sign-on bonuses, long-term incentives, moving expenses, severance payments, flexible benefit credits taken in cash, car allowances, fitness reimbursements, and exam awards. In addition, participants may contribute flexible benefit credits to the Plan as pretax contributions. Contributions of flexible benefit credits shall be made at the time and in the manner specified in the flexible benefit plan. The amount contributed per year shall not exceed $10,500 in 2001 and $10,500 in 2000. The annual contribution to all retirement benefit plans shall not exceed the lesser of $30,000 or 25% of the participant's compensation.

                     All*AmerUs Savings and Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

In addition to the above general plan provisions, special provisions of the Plan applicable in connection with the merger of the Indianapolis Life plans provides that an individual who was an eligible participant in one of the Indianapolis Life plans is eligible for profit sharing contributions, salary deferral contributions, and matching contributions during the period from October 1, 2001 to December 31, 2001 in accordance with the terms of the Indianapolis Life plans.

The Company contributes 125% of the participant's contribution up to the first 4% of pay contributed, which is called the "company match." The Company also contributes 4% of compensation as of the end of the Plan year, which is called a "core contribution." The Company's "core contribution" is made as a combination of cash and Company stock, with the cash portion being contributed to the Money Purchase Pension component of the Plan and the stock portion being contributed to the Employee Stock Ownership (ESOP) component of the Plan. Each business unit within the Company could elect a "profit sharing contribution" to be allocated among participants employed by the business unit. In addition prior to 2001, the Company contributed annually to each eligible participant who was an active participant in the defined benefit plan sponsored by AmerUs Life Insurance Company (a wholly owned subsidiary of the Company) as of December 31, 1995, an "interim benefit supplement" which is an amount equal to the supplemental percentage multiplied by the participant's compensation. The "interim benefit supplement" is reduced by the profit sharing contribution, if any, for the Plan year. Further, the Company contributes annually to each eligible participant who would have been an active participant on January 2, 1999 in the AmVestors Money Purchase Pension Plan had that plan not been discontinued, an "interim benefit supplement" which is an amount equal to the supplemental percentage multiplied by the participant's compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan net earnings. Allocations of net earnings are based on account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the vested benefit that could be provided from the participant's account.

                     All*AmerUs Savings and Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

A participant's interest in pre-tax employee contributions and rollover contributions is fully vested and nonforfeitable at all times. After one year of service, the participant is fully vested in the portion of the participant's account attributable to employer matching contributions. After five years of service, the participant is fully vested in the core contribution, profit sharing contributions, and any interim benefit supplement, however some employees (generally those that have been merged into the plan) are subject to different vesting schedules. In addition, any participant whose position is eliminated during the period from September 1, 2001 to December 31, 2002 shall have a fully vested interest in their account balance upon their termination of employment.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's account; regular installments paid monthly, quarterly, or annually over a period designated or dollar amount specified by the participant, not to exceed the participant's life expectancy; a joint and 50% survivor annuity for the lives of the participant and spouse, which is purchased from a life insurance company with the proceeds from the participant's account; or a participant may elect to rollover the value of the account into another company's plan or into an established individual retirement account.

INVESTMENT OPTIONS

Participants may direct contributions in 1% increments among thirteen core investment options, including 11 mutual funds offered by American Century Services Corporation, investments through American Century Personal Choice Retirement Account (PCRA) or common stock of AmerUs. Prior to January 1, 2001, participants could also direct their contributions to be invested in individual securities through Schwab Personal Choice Retirement Accounts. Participants are limited to 50% of their vested account balance (minimum of $1,000) in the American Century Personal Choice Retirement Account or common stock of AmerUs.

Ultra Investors Fund - funds invested in stocks of larger companies with a long-term capital growth potential.

                     All*AmerUs Savings and Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

Vista Investors Fund - funds invested primarily in stocks of small to medium-sized companies with long-term capital growth potential. This fund was frozen and made unavailable for new contributions effective January 1, 1999.

International Growth Fund - funds invested in companies of all sizes located in foreign countries.

Value Fund - funds invested primarily in equity securities of well-established companies that are believed to be undervalued at time of purchase.

Strategic Allocation: Aggressive Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

Strategic Allocation: Moderate Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

Strategic Allocation: Conservative Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 40% stocks, 45% bonds, and 15% money market securities.

Stable Asset Fund - funds invested exclusively in a diversified pool of high quality fixed income securities.

Income & Growth Fund - funds invested in large U.S. companies whose stocks appear undervalued.

J.P. Morgan U.S. Small Company Opportunities Fund - funds invested primarily in the common stocks of small U.S. companies whose market capitalization are greater than $150 million and less than $1.25 billion when purchased.

Diversified Bond Fund - funds invested in high and medium grade, non-money market debt securities. They are payable in U.S. or foreign currencies, including corporate bonds and notes, government securities, and securities backed by mortgages or other assets.

                     All*AmerUs Savings and Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

Common Stock of AmerUs - funds invested in common stock of AmerUs. For reporting purposes, AmerUs stock represents both common stock held under the AmerUs stock core investment fund and stock held under the ESOP component of the Plan.

Charles Schwab & Co. Inc. (Schwab) Personal Choice Retirement Account - funds allow the individual participant to purchase the mutual funds, stocks, and bonds offered through Schwab.

PARTICIPANT LOANS

Participants may borrow from their fund accounts. Maximum allowable borrowings are 50% of the participant's vested account balance, not to exceed $50,000. The minimum borrowing is $1,000. The loans bear interest at rates established by the AmerUs Benefit and Pension Committee. Interest rates ranged from 5.5% to 6% at December 31, 2001 and 2000, respectively.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATIVE EXPENSES

The Company pays all expenses of the Plan, with the exception of loan origination fees, which are charged directly to the participant's account.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds and common stock of AmerUs is reported at fair value, based upon the latest quoted market price. Participant loans are valued at their unpaid principal balance, representing estimated fair value.

The marketable securities in the PCRA, which include common stocks, mutual funds, bonds and a money market fund, are reported at fair value.

                     All*AmerUs Savings and Retirement Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Participants have no investment direction authority over that portion the AmerUs common stock related to the non-vested ESOP Company core contributions. A summary of the significant components of the changes in the ESOP portion of the AmerUs common stock is as follows:

                                                       YEAR ENDED DECEMBER 31
                                                         2001          2000
                                                     --------------------------
AmerUs Group Co. common stock, beginning of
 year                                                $ 7,941,442    $ 5,603,121
Dividend income                                           90,099        295,080
Net unrealized and realized gains on investments         178,380      1,875,692
Employer contributions                                 1,299,242        551,567
Benefits paid to participants                         (1,351,842)      (363,813)
Net transfers to other investments                       (42,976)       (20,205)
                                                     --------------------------
AmerUs Group Co. common stock, end of year           $ 8,114,345    $ 7,941,442
                                                     ==========================

                     All*AmerUs Savings and Retirement Plan

3. INVESTMENTS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                DECEMBER 31
                                            2001            2000
                                        ----------------------------

Ultra Investors Fund                    $12,035,208      $13,332,415
International Growth Fund                 5,762,814        7,440,779
Value Fund                               10,594,934        6,950,711
Strategic Allocation: Moderate Fund       3,942,996        3,802,262
Stable Asset Fund                        19,736,425        8,374,140
Income & Growth Fund                     12,679,938       10,382,686
Common stock of AmerUs Group Co.         11,365,391       10,389,024

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

                                                DECEMBER 31
                                            2001            2000
                                        ----------------------------

  Mutual funds                          $(4,923,186)    $(10,482,000)
  Common stock                              264,701        2,586,928
                                        ----------------------------
                                        $(4,658,485)    $ (7,895,072)
                                        ============================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                              SUPPLEMENTAL SCHEDULE

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

                                      DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED:
American Century Funds(*):
  Ultra Investors Fund                     435,427 shares                                  $12,035,208
  Vista Investors Fund                      96,738 shares                                    1,073,796
  International Growth Fund                723,063 shares                                    5,762,814
  Value Fund                             1,513,562 shares                                   10,594,934
  Strategic Allocation: Aggressive
    Fund                                   404,160 shares                                    2,618,955
  Strategic Allocation: Moderate
    Fund                                   667,174 shares                                    3,942,996
  Strategic Allocation: Conservative
    Fund                                   185,636 shares                                      970,876
  Stable Asset Fund                     19,736,425 shares                                   19,736,425
  Income & Growth Fund                     463,617 shares                                   12,679,938
  J.P. Morgan U.S. Small Company
    Opportunities Fund                     135,156 shares                                    1,416,430
  Diversified Bond Fund                    328,272 shares                                    3,325,400
                                                                                           -----------
                                                                                            74,157,772
Common Stock:
  AmerUs Group Co.(*) - Core
    Investment Fund                         89,954 shares                                    3,251,046
  Personal Choice Retirement
    Account (PCRA):
     Common Stock                          130,779 shares                                    1,550,769
     Mutual Funds                           13,162 shares                                      337,705
     American Century Prime
       Money Market Fund                   641,291 shares                                      641,291
     Bonds                                 $95,000 par value                                    77,937

  Participant loans receivable      Loans to participants, 5.0% to
                                        9.5% due through 2006                                2,604,546
NON-PARTICIPANT DIRECTED:
Common stock:
  AmerUs Group Co.(*) - ESOP               225,422 shares                  $4,410,146        8,114,345
                                                                           ==========      -----------
Total investments                                                                          $90,735,411
                                                                                           ===========


(*)Indicates party-in-interest to the Plan.

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2000


                                          DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
Participant Directed:
American Century Funds(*):
  Ultra Investors Fund                              411,876 shares                        $13,332,415
  Vista Investors Fund                              116,474 shares                          1,785,543
  International Growth Fund                         680,767 shares                          7,440,779
  Value Fund                                      1,089,453 shares                          6,950,711
  Strategic Allocation: Aggressive
    Fund                                            366,705 shares                          2,658,612
  Strategic Allocation: Moderate Fund               602,577 shares                          3,802,262
  Strategic Allocation: Conservative
    Fund                                            131,128 shares                            702,846
  Bond Fund                                         257,558 shares                          2,384,987
  Sable Asset Fund                                8,374,141 shares                          8,374,140
  Income & Growth Fund                              343,911 shares                         10,382,686
  J.P. Morgan U.S. Small Company
    Opportunities Fund                              97, 785 shares                          1,362,139
                                                                                         ------------
                                                                                           59,177,120
Common Stock:
  AmerUs Group Co.(*) - Core
    Investment Fund                                  74,651 shares                          2,447,582
  Personal Choice Retirement
    Account (PCRA):
     ADC Telecommunication                               20 shares                                363
     AT&T Corp.                                         713 shares                             12,350
     Avaya Inc.                                          91 shares                                938
     Agilent Technologies                               100 shares                              5,475
     Amazon.com Inc.                                     20 shares                                311
     America Online Inc.                                 20 shares                                696
     American Millennium Corp.                          400 shares                                225
     American Custom Components                       1,000 shares                                 10
     American General Corp.                             701 shares                             57,143
     Amgen Inc.                                          20 shares                              1,279
     Applied Digital Solution                         1,000 shares                                688
     Applied Materials Inc.                              22 shares                                840
     Arc Wireless Solutions                          24,000 shares                              6,000
     Bank One Corp.                                      26 shares                                958
     Bico Inc.                                        2,000 shares                                 98
     Biomira Inc.                                     1,200 shares                              6,450
     Bluefly Inc.                                        40 shares                                 23

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)


                                          DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Common Stock (continued):
  PCRA (continued):
   Brocade Communication Systems
     Inc.                                            150 shares                           $    13,772
   Cable & Wireless PLC ADRF                         200 shares                                 7,975
   Casey's General Stores Inc.                       405 shares                                 6,049
   Cell Pathways Inc.                             21,600 shares                               102,600
   Cendant Corp.                                     400 shares                                 3,850
   Charter Communications                            204 shares                                 4,628
   Ciena Corp.                                       240 shares                                19,500
   Cincinnati Microwave Inc.                         400 shares                                     1
   Cisco Systems Inc.                              1,255 shares                                48,004
   Clayton Homes Inc.                                328 shares                                 3,777
   Commercial Federal Corp.                           50 shares                                   972
   Compaq Computer Corp.                             100 shares                                 1,505
   Computer Associates International
     Inc.                                          1,000 shares                                19,500
   Conseco Inc.                                      300 shares                                 3,956
   Cray Inc.                                         350 shares                                   525
   Dave & Busters Inc.                                50 shares                                   550
   Deere & Company                                   100 shares                                 4,581
   Dell Computer Corp.                                30 shares                                   523
   DNA Medical Techs Inc.                          5,000 shares                                    30
   Duramed Pharmaceutical                          2,500 shares                                 8,527
   Ebay Inc.                                         144 shares                                 4,752
   Econnect                                        1,000 shares                                   310
   E.Mergent Inc.                                  1,000 shares                                 1,500
   Enron Corp.                                        75 shares                                 6,265
   Exodus Communication Inc.                         834 shares                                16,680
   Exxon Mobil Corp.                               1,000 shares                                86,938
   Federal Signal Corp.                              109 shares                                 2,143
   First Union Corp.                               1,066 shares                                29,657
   GAP Inc.                                        1,000 shares                                25,500
   Gardenburger Inc.                                 500 shares                                   250
   Gateway Inc.                                      320 shares                                 5,757
   Global Crossing Ltd.                            2,000 shares                                28,625
   Goupe AB SA ADR                                   300 shares                                 5,100
   Gulf Canada Res Ltd.                            1,000 shares                                 5,063
   John Hancock Financial Services                   100 shares                                 3,763

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)


                                           DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Common Stock (continued):
  PCRA (continued):
   Harley Davidson Inc.                               37 shares                            $    1,471
   Headstrong Group Inc.                           1,000 shares                                     1
   Homeservices.com Inc.                             500 shares                                 5,438
   I Link Inc.                                       100 shares                                    78
   Intel Corp.                                       262 shares                                 7,885
   Interact Commerce Corp.                         5,000 shares                                41,875
   Interdigital Communication Corp                   100 shares                                   541
   International Business Machines                   221 shares                                18,762
   Interneuron Pharmaceuticals Inc                   400 shares                                   513
   Internet Capital Group                            200 shares                                   656
   Iomega Corp.                                      250 shares                                   843
   ISIS Pharmaceuticals Inc.                         347 shares                                 3,687
   JDS Uniphase Corp.                                600 shares                                25,013
   Keycorp Inc.                                    2,091 shares                                58,541
   L-3 Communications Holdings                        25 shares                                 1,925
   Laserscope                                      4,800 shares                                 5,250
   Leasing Solutions Inc.                          4,000 shares                                    62
   Lennox International Inc.                       5,639 shares                                43,706
   Level 3 Communications                            600 shares                                19,688
   Lincoln National Corp.                            259 shares                                12,245
   Lowes Companies Inc.                              200 shares                                 8,900
   Lucent Technologies Inc.                        1,617 shares                                21,830
   Marsh & McLennan Company
     Inc.                                             25 shares                                 2,925
   Martha Stewart Living Omni                        100 shares                                 2,006
   Maytag Corp.                                    1,663 shares                                53,747
   Maxtor Corp.                                    3,500 shares                                19,578
   McLeod USA Inc.                                 1,799 shares                                25,411
   McKesson HBOC Inc.                                101 shares                                 3,633
   Merck & Company Inc.                               74 shares                                 6,928
   Microsoft Corp.                                   125 shares                                 5,422
   Microware Systems Corp.                           900 shares                                   394
   Motorola Inc.                                      80 shares                                 1,620
   NBC Internet Inc.                                  20 shares                                    70
   Net Perceptions Inc.                              500 shares                                 1,047
   Newell Rubbermaid Inc.                            100 shares                                 2,275
   Nokia Corp.                                        20 shares                                   870
   Occidental Pete Corp.                           1,900 shares                                46,075

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)

                                          DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Common Stock (continued):
  PCRA (continued):
   Ontro Inc.                                      1,000 shares                          $     1,813
   Oracle Corporation                                660 shares                               19,181
   PMC Sierra Inc.                                    50 shares                                3,931
   Pawnbroker.com Inc.                               275 shares                                   32
   Pepsico Inc.                                      408 shares                               20,216
   Philip Morris Cos Inc.                             19 shares                                  836
   Pioneer Natural Resources
     Company                                       5,000 shares                               98,438
   Pixar                                              30 shares                                  900
   Portal Software Inc.                              200 shares                                1,569
   Priceline.com Inc.                                100 shares                                  131
   Qualcomm Inc.                                     100 shares                                8,219
   R&B Falcon Corp.                                2,600 shares                               59,638
   Redhat Inc.                                        50 shares                                  313
   Royal Precision Inc.                              608 shares                                1,824
   SBC Communications Inc.                            57 shares                                2,725
   SDL Inc.                                          135 shares                               20,005
   Say Yes Foods Inc.                              1,000 shares                                   10
   Scudder New Asia Fund                             446 shares                                4,155
   Skymall Inc.                                      130 shares                                  146
   Smartalk Teleservices                             200 shares                                    1
   Solv-Ex Corp.                                     919 shares                                    1
   Sprint PCS Group                                   63 shares                                1,288
   Standard Management Corp.                       5,000 shares                               14,688
   Starbridge Global Inc.                          1,000 shares                                  500
   Sun Microsystems Inc.                             200 shares                                5,575
   Sungard Data Systems Inc.                          50 shares                                2,356
   Sycamore Networks Inc.                            600 shares                               22,350
   Syquest Tech Inc                                  700 shares                                    1
   Tommy Hilfiger Corp.                               40 shares                                  393
   T/R Systems Inc.                                  600 shares                                3,825
   Taiwan Semiconductor                               51 shares                                  880
   Talk Visual Corp.                               1,400 shares                                  162
   Texas Instruments Inc.                            500 shares                               23,688
   Trans Orient Pete Ltd.                          1,800 shares                                  121
   Tricon Global Restructure Inc                     120 shares                                3,960
   TYCO International Ltd.                           340 shares                               18,889

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)


                                         DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Common Stock (continued):
  PCRA (continued):
   Unumprovident Corp.                             310 shares                              $    8,338
   USA Video Interactive                           400 shares                                     184
   Usinternetworking Inc.                          150 shares                                     750
   Wal-Mart Stores Inc.                            310 shares                                  16,475
   Walt Disney Holding Company                      50 shares                                   1,447
   Wamex Holdings Inc.                             250 shares                                       4
   Watson Pharmaceuticals                          500 shares                                  25,594
   Wells Fargo & Company                           200 shares                                  11,138
   Worldcom Inc.                                   190 shares                                  26,719
   Xerox Corp.                                   1,409 shares                                   6,515
   Yahoo! Inc.                                      80 shares                                   2,405
   Yarc Systems Inc.                             3,600 shares                                      32
   Zany Brainy Inc.                                200 shares                                     106
                                                                                            ---------
                                                                                            1,460,353
Mutual Funds:
  PCRA:
   CGM Realty Fund                                 801 shares                                  10,836
   Baron Asset Fund                                243 shares                                  13,196
   Berger Growth & Income Fund                     548 shares                                   8,163
   Berger New Generation Fund                      641 shares                                  10,214
   Dreyfus Emerging Markets Fund                   128 shares                                   1,367
   Wilshire Target Fund                            187 shares                                   6,784
   Invesco Telecommunication Fund                   20 shares                                     718
   Invesco Technology Fund                         325 shares                                  19,442
   Invesco European Fund                           691 shares                                  12,298
   Harbor Capital Appreciation Fund                550 shares                                  19,557
   Janus Overseas Fund                             140 shares                                   3,716
   Janus Global Life Sciences Fund               1,165 shares                                  24,993
   Janus Global Technology                       1,140 shares                                  23,057
   Janus Twenty Fund                                87 shares                                   4,789
   Janus Mercury Fund                              391 shares                                  11,587
   Janus Equity Income Fund                         85 shares                                   1,745
   Janus Growth & Income Fund                      280 shares                                   9,910
   Janus Worldwide Fund                            955 shares                                  54,323
   Janus Enterprise Fund                            59 shares                                   3,150
   Janus Special Situation Fund                    315 shares                                   5,564
   Kaufmann Fund                                   207 shares                                     916

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)

                                           DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Mutual Funds (continued):
  PCRA (continued):
   Pimco Innovation Fund                             112 shares                           $    4,646
   Montgomery U.S. Emerging                                                                    8,983
     Growth Fund                                     543 shares
   Montgomery Growth Fund                            474 shares                                7,952
   Munder Net Fund                                    82 shares                                2,833
   NB Partners Fund                                  229 shares                                5,020
   Red Oak Technology Select
     Portfolio Fund                                  108 shares                                2,356
   White Oak Growth Stock Fund                       997 shares                               62,853
   PBHG Growth Fund                                   21 shares                                  638
   PBHG Large Cap Growth Fund                         57 shares                                1,657
   PBHG Emerging Growth Fund                         303 shares                                7,191
   Rydex DTC Fund                                  1,691 shares                               28,589
   RS Diversified Growth Fund                        774 shares                               17,681
   Steinroe Growth & Income                          587 shares                               13,479
    Strong Enterprise Fund                           974 shares                               27,634
   Strong Growth 20 Fund                             748 shares                               18,803
   Firsthand Technology Value Fund                   144 shares                               10,738
   Vanguard Asset Allocation Fund                    177 shares                                4,183
   Vanguard Growth Index Fund                        237 shares                                7,236
   Vanguard Index Trust 500 Port
     Fund                                            872 shares                              106,316
   Vanguard Healthcare Fund                          306 shares                               40,600
   Vanguard Healthcare Fund                          153 shares                               20,285
   Warburg Pincus Global Fund                        503 shares                               11,418
                                                                                            --------
                                                                                             657,416

Bonds:
  PCRA:
   Federal Home Loan Bank
     7.55%, Due 04/18/05                      $15,000 par value                               15,111
   U.S. Treasury Strip
     0.00%, Due 08/15/01                      $10,000 par value                                9,669
   U.S. Treasury Strip
     0.08%, Due 08/15/08                      $10,000 par value                                6,763
   U.S. Treasury Strip
     0.00%, Due 08/15/06                      $10,000 par value                                7,544
   U.S. Treasury Strip
     0.00%, Due 08/15/05                      $10,000 par value                                7,934

                     All*AmerUs Savings and Retirement Plan
                                 EIN- 42-1458424

                   Schedule H, Line 4(i) - Schedule of Assets
                        (Held at End of Year) (continued)


                                           DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,          INCLUDING MATURITY DATE, RATE                     CURRENT
     LESSOR OR SIMILAR PARTY          OF INTEREST, PAR OR MATURITY VALUE       COST          VALUE
------------------------------------------------------------------------------------------------------
PARTICIPANT DIRECTED (CONTINUED):
Bonds (continued):
  PCRA (continued):
   U.S. Treasury Strip
     0.00%, Due 08/15/02                        $10,000 par value                        $     9,222
   U.S. Treasury Strip
     0.07%, Due 08/15/07                        $10,000 par value                              7,141
   U.S. Treasury Strip
     0.13%, Due 08/15/13                        $10,000 par value                              5,019
   U.S. Treasury Strip
     0.00%, Due 08/15/10                        $10,000 par value                              6,034
   U.S. Treasury Strip
     0.00%, Due 08/15/03                        $10,000 par value                              8,788
   MBNA American Bank
   6.40%, Due 04/02/02                           $7,000 par value                              7,000
   M&I Bank
   6.05%, Due 08/21/01                          $44,000 par value                             44,000
                                                                                         -----------
                                                                                             134,225

PCRA:
  Schwab Money Market Fund                         171,564 shares                            171,564

  Participant loans receivable      Loans to participants, 6.0% to 10.0%,
                                      due through 2005                                     1,425,672
Non-participant directed:
Common stock:
  AmerUs Group Co.(*) - ESOP                       229,181 shares        $3,783,798        7,941,442
                                                                         ==========      -----------
Total investments                                                                        $73,415,374
                                                                                         ===========

(*)Indicates party-in-interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned representing a majority of the All*AmerUs Savings and Retirement Plan.



                                         All*AmerUs Savings and Retirement Plan
                                       -----------------------------------------
                                                    (Name of Plan)



Date:    June 28, 2002            By   /s/ Douglas K. Owens
                                       -----------------------------------------
                                       Douglas K. Owens
                                       Vice President - Compensation & Benefits